Exhibit 3

FOR IMMEDIATE RELEASE	9 AUGUST 2013

WPP PLC (“WPP”)

Millward Brown acquires majority stake in brand valuation consultancy,

BrandAnalytics in Brazil

WPP announces that its wholly owned operating company Millward Brown, has acquired a majority stake in BrandAnalytics Consultoria Ltda. (“BrandAnalytics”), a leading branding valuation consultancy in Brazil and in Latin America.

Founded in 2006, BrandAnalytics provides consultancy in branding valuation, including research, metrics and scorecard design services. BrandAnalytics’s unaudited revenues for the year ended 31 December 2012 were approximately R$4 million with gross assets of approximately R$0.4 million at the same date. Clients include Bradesco, Nextel, Petrobras, Santander, Vale and Walmart. The company employs 12 people and is based in São Paulo. BrandAnalytics will operate as a division of Millward Brown Optimor for Latin America.

This acquisition continues WPP’s strategy of investing in fast growing markets and sectors and its commitment to developing its strategic networks throughout the dynamic Brazilian market. Collectively the Group employs over 5,000 people (including associates) in Brazil, WPP’s eighth largest market, generating revenues of US$ 800 million.

The investment also strengthens the capabilities of Kantar, WPP’s data investment management company. WPP’s data investment management business, with revenues of US$4.5 billion (including associates), is centered around Kantar, the second largest data investment management network in the world after Nielsen. By connecting the diverse talents of its 13 specialist companies, the group aims to become the pre-eminent provider of compelling and inspirational consumer insights for the global business community. Its 28,500 employees work across 100 countries and across the whole spectrum of research and consultancy disciplines, enabling the group to offer clients business insight at every point of the consumer cycle.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239